October 2, 2008

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year December 31, 2007 File February 29, 2008 Form 10-Q for the Period Ended March 31, 2008 File May 12, 2008 File No. 001-31369

Dear Mr. Vaughn:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the Staff’s comment letter dated August 27, 2008 relating to the Company’s Form 10-K for Fiscal Year December 31, 2007 and the Company’s Form 10-Q for the Period Ended March 31, 2008.

Form 10-Q for period ended March 31, 2008

Financial Statements

Note 12, Fair Value Measurements, page 17

1.	We note your response to prior comment 5. Please tell us the amount of change in fair value due to the effect of using counterparty CDS spreads and your own CDS spreads on your derivative assets and derivative liabilities, respectively, to arrive at your net error as of both March 31, 2008 and June 30, 2008. Please separately quantify the effects on your derivative assets separately from the effects on your derivative liabilities.

Company Response

As described in our August 15, 2008 response to prior comment 5, we utilized unadjusted CDS spreads to calculate the potential errors at March 31 and June 30, 2008, not withstanding the potential higher amounts that result from this methodology. At that time, we believed that the use of unadjusted CDS spreads may have resulted in credit adjustment calculations that were inflated, and that alternative calculations could more accurately reflect the application of CDS spreads to hypothetical transfers of derivatives. We have subsequently explored other approaches to performing the credit risk adjustments, and have determined that the use of unadjusted CDS spreads is the most practical approach to perform these calculations. The following table summarizes the income statement impact of the adjustment.

Gain / (loss) $ millions	Derivative assets (counterparty spreads)	Derivative liabilities (CIT spreads)	Net error P&L impact

First quarter 2008	(7.2)	16.2	9.0
Second quarter 2008	5.6	(7.1)	(1.5)

Six months 2008	(1.6)	9.1	7.5

As a result, we have recorded the above adjustment (utilizing unadjusted credit spreads) for the six months in our third quarter 2008 financial statements. We are also applying this approach prospectively as of July 1 with respect to the preparation of our third quarter financial statements.

Management’s Discussion and Analysis

Profitability and Key Business Trends, page 29

2.	We reviewed your SAB 99 analysis and response to prior comment 7. Please revise your SAB 99 analysis to address the following:

	a.	Revise to reflect any other errors related to the periods presented, including the errors regarding your consideration of credit risk under SFAS 157 as discussed in your response to prior comment 5.
	b.	Revise to present a separate qualified analysis of the Vendor Finance segment as this error specifically relates to that segment.
	c.	Revise the column heading, as appropriate, to clarify whether the “Forecasted earnings 2008” column excludes non-recurring items and to provide a footnote that defines what items are excluded, to the extent any are. If this column excludes non-recurring items, please provide a separate column of forecasted earnings that includes the non-recurring items.
	d.	Revise to present “Forecasted earnings 2008”, based on the inclusion of all non-recurring items, for both your Consolidated Results of Operations and your Vendor Finance segment. For your consolidated results, please ensure your analysis focuses on “income from continuing operations.”
	e.	Revise your analysis to document your independent auditor’s views, observations, and conclusions on the analysis.

Company Response

We are providing a copy of our revised and updated SAB 99 analysis dated September 23, 2008, incorporating the Staff’s comments, under cover of a separate letter.

Similar to our original April 21, 2008 SAB 99 analysis, we are requesting confidential treatment of this updated analysis.

3.	Please provide us with a time table that walks through the identification, calculation and posting of the error related to your response to previous comment 7. Specifically address the date the error was first identified and describe how it was identified. Also, please discuss the dates negotiations with the banks were initiated and completed.

Company Response

The Company first became aware of the error on April 3, 2008 as a result of an email inquiry to a senior Corporate Treasury executive from the agent bank. In this email, the agent bank indicated that they were receiving inquiries from the other two conduit banks regarding CIT’s interest in the Dell Financial Services joint venture (DFS) and the status of the conduit. Prior to April 3, 2008, neither the Company nor the conduit banks had focused on the mandatory step up in interest rate resulting from the Company’s sale of its interest in DFS. On May 16, 2008, the Company and the three banks executed final documentation to restructure the conduit and the banks irrevocably waived the purchase termination rights. The terms of the restructuring were negotiated between April 9 and April 17 and agreed to in principle on April 18. The delay between the agreement in principle and the execution of the restructuring (April 18 to May 16), reflected the time necessary to obtain formal approval in due course from the three conduit banks’ credit committees. A summary time line of events between these dates is as follows.

  April 3 - Corporate Treasury receives email inquiry from the agent bank.
  April 8 - Conference call conducted between the conduit banks / their legal counsel and CIT legal and treasury management; banks confirm their view with respect to purchase termination trigger on this call.
  April 8 - The Company receives letter from the agent bank indicating that the banks were reserving their right to exercise remedies under the conduit documents and were not waiving the purchase termination event.
  April 9 - The Company and the banks begin negotiations with respect to restructuring the conduit.
  April 16 - Preliminary restructuring term sheet received by the Company.
  April 17 - Company release / investor call 1Q results; earnings reflect adjustment based on preliminary term sheet conditions.

  April 18 - Conduit restructuring term sheet executed by CIT and the banks, subject to formal credit approval by banks’ credit committees.
  May 12 - Company files Form 10-Q for the quarter ended March 31, 2008.
  May 16 - final restructuring documents executed by CIT and the banks; the material financial terms were unchanged from the April 18 term sheet and the preliminary April 16 term sheet.

The Company acknowledges that

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5752.

Sincerely, /s/ Joseph M. Leone Joseph M. Leone Vice Chairman and Chief Financial Officer

Cc Brittany Ebbertt, Staff Accountant